Exhibit 99.1

FEMSA Announces Shareholders Meeting

Monterrey, Mexico, February 19, 2019 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) (NYSE: FMX; BMV: FEMSAUBD, FEMSAUB) announces it will hold its Annual Shareholders Meeting on March 22, 2019.

Additionally, the company informs that the record date for FEMSA’s ADS holders (NYSE: FMX) in the US will be February 22, 2019.

(This release is an English translation of a document filed with the Mexican Stock Exchange.)

####

About FEMSA

FEMSA is a leading company that participates in the beverage industry through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume; and in the beer industry, through its ownership of the second largest equity stake in Heineken, one of the world's leading brewers with operations in over 70 countries. In the retail industry it participates through FEMSA Comercio, comprising a Proximity Division operating OXXO, a small-format store chain, a Health Division, which includes all drugstores and related operations, and a Fuel Division, which operates the OXXO GAS chain of retail service stations. Additionally, through its Strategic Businesses unit, it provides logistics, point-of-sale refrigeration solutions and plastics solutions to FEMSA's business units and third-party clients.

February 19, 2019	1